

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2024

Chad L. Stephens
Chief Executive Officer
PHX Minerals Inc.
1320 South University Drive, Suite 720
Fort Worth, TX 76107

> **Re: PHX Minerals Inc.**
> **Registration Statement on Form S-3**
> **Filed March 12, 2024**
> **File No. 333-277864**

Dear Chad L. Stephens:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Liz Packebusch, Staff Attorney, at 202-551-8749 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Kirk Tucker